Exhibit 99.2

NEWS FROM:

COOLBRANDS INTERNATIONAL INC.

8300 Woodbine Avenue, 5th Floor	Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7	Telephone: (631) 737-9700(x216)

FOR IMMEDIATE RELEASE: October 11, 2006

Toronto, Canada, October 11, 2006 – CoolBrands International Inc. (“CoolBrands”) (TSX: COB.A) announced today that the lenders to Americana Foods, L.P. ("Americana"), CoolBrands' 50.1% owned joint venture facility based in Dallas, Texas, have advised Americana that, on account of the existing defaults under its credit facilities, the lenders are no longer willing to lend funds to Americana and have demanded full and immediate repayment of all of Americana’s borrowings from the lenders.  CoolBrands has authorized its subsidiaries to file an involuntary petition under the Bankruptcy Code against Americana.  This filing does not relate to CoolBrands or any of its other subsidiaries.  CoolBrands continues to work with its lenders to address matters with respect to its credit facilities.

CoolBrands also announced, as an unrelated matter, that Frank Orfanello has resigned as Executive Vice President of CoolBrands, but has agreed to continue over the next several months in a consulting capacity to perform various functions for CoolBrands that he was performing prior to his resignation.

About CoolBrands International: CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie®, Godiva® Ice Cream, Whole Fruit™ Sorbet, Snapple® On Ice Pops, Tropicana® Fruit Bars, No Pudge! ™ Frozen Snacks, Crayola® Color Pops, Yoplait® Frozen Yogurt and many other well recognized brand names. CoolBrands also markets fresh yogurt products, including Breyers® Fruit on the Bottom, Probiotics Plus Light and Creme Savers® cup yogurt varieties. CoolBrands' operates a "direct store door" (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. Eskimo Pie and Whole Fruit are trademarks of CoolBrands, all other marks are used under license.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. These statements may be identified by the fact that they use such words as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company’s products, product costing, the weather, the performance of management, including management’s ability to implement its plans as contemplated, the Company’s relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.